

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2018

Robert M. Roche
Vice President and Chief Financial Officer
Carlisle Companies Inc.
16430 North Scottsdale Road
Suite 400
Scottsdale, AZ 85254

      Re: Carlisle Companies Inc.
           Form 10-K for the year ended December 31, 2017
           Filed February 16, 2018
           File No. 1-9278

Dear Mr. Roche:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Division of Corporation Finance
           Office of Manufacturing and
           Construction